

March 28, 2012

<u>Via Facsimile</u>
Mr. James B. Flaws
Vice Chairman and Chief Financial Officer
Corning Incorporated
One Riverfront Plaza
Corning, NY 14831

> **RE:** **Corning Incorporated**
> **Form 10-K for the Year ended December 31, 2011**
> **Filed February 13, 2012**
> **File No. 1-3247**

Dear Mr. Flaws:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2011</u>

<u>Item 15 – Exhibits, Financial Statement Schedules, page 57</u>

<u>Note 6 – Income Taxes, page 80</u>

1. It appears that you generate a significant amount of income before income taxes from locations outside of the United States and a significant portion of your provision (benefit) for income taxes is also composed of non-U.S. amounts. Please tell us what countries comprise a material amount of your foreign taxes and whether you generate a disproportionate amount of taxable income in countries with very low tax rates.

Note 7 – Investments, page 83

Pittsburgh Corning Corporation (PCC), page 88

2. You disclose that at the time PCC filed for bankruptcy protection, there were approximately 11,800 claims pending against you alleging various theories of liability based on exposure to PCC's asbestos products. In addition, you also disclose that you are currently involved in approximately 9,900 other cases alleging injuries from asbestos. Please enhance your disclosure to clarify whether these 9,900 other cases are the non-PCC asbestos claims that you have recorded $150 million for estimated asbestos litigation liability as disclosed on page 89.

3. We note your disclosure that the 9,900 other cases alleging injuries from asbestos have been covered by insurance without material impact to you to date. We also note your disclosure that several of your insurers have commenced litigation concerning the extent of any insurance coverage for these claims. Please disclose the amount of insurance payments you have received in the past related to these claims. Please also clarify your disclosure to state whether this litigation relates to recovery of past insurance payments or future insurance payments.

Note 11 – Other Liabilities, page 92

Asbestos Litigation, page 92

4. With respect to the non-PCC asbestos claims, please tell us what consideration you gave to disclosing the number of claims pending at each balance sheet date, the number of claims filed for each period presented, the number of claims dismissed, settled, or otherwise resolved for each period, and the average settlement amount per claim. Refer to Question 3 of SAB Topic 5:Y.

Dow Corning Corporation and Subsidiaries Financial Statements, page 117

Report of Independent Registered Public Accounting Firm, page 119

5. In future filings, please ensure that you file a signed audit report which indicates the city and state where the audit report was issued in accordance with Rule 2-02(a) of Regulation S-X.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief